UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38310

REGALWOOD GLOBAL ENERGY LTD.

(Exact name of registrant as specified in its charter)

1001 Pennsylvania Avenue NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, par value $0.0001 per share

Warrants, each exercisable to purchase one Class A Ordinary Share at an exercise price of

$11.50 per share

Units, each consisting of one Class A Ordinary Share and one-third of one Warrant

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                ☒

Rule 12g-4(a)(2)                ☐

Rule 12h-3(b)(1)(i)            ☒

Rule 12h-3(b)(1)(ii)            ☐

Rule 15d-6                          ☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Regalwood Global Energy Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

REGALWOOD GLOBAL ENERGY LTD.

December 26, 2019	By:	/s/ Kevin R. Gasque
Name: Kevin R. Gasque
Title: Chief Financial Officer